LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

RECEIVED
2004 MAY 11 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please reply to Fax No: 020 7880 5111

5 May 2004

04024956

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

5/11

David Cook
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

5 May 2004

Laura Ashley Holdings plc
("the Company")

Announcement of Non-Executive Director Resignation

The Company received notification on 4 May 2004 from Mr Nick Bernard Ashley of his intention not to seek re-election to the Board at the forthcoming Annual General Meeting to be held on Thursday, 17 June 2004.

Commenting on Mr Ashley's decision, Tan Sri Dr Khoo Kay Peng, Chairman said:

"Nick has made an invaluable contribution to Laura Ashley over many years. His creative experience and expertise have been greatly appreciated and his support for the brand has been unfaltering. Nick has been a valued member of the Board and will be missed on both a personal and professional level."

Enquiries

David Cook	Company Secretary	020 7880 5100
Tom Buchanan James Olley	Brunswick	020 7404 5959